UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Ikanos Communications, Inc.

(Name of Subject Company)

Ikanos Communications, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Omid Tahernia

Chief Executive Officer

Ikanos Communications, Inc.

47669 Fremont Boulevard

Fremont, California 945838

(510) 979-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jorge del Calvo Allison Leopold Tilley Gabriella A. Lombardi Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500	Andrew S. Hughes Vice President & General Counsel Ikanos Communications, Inc. 47669 Fremont Boulevard Fremont, California 94538 (510) 979-0400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K and Form 8-K/A filed by Ikanos Communications, Inc. (“Ikanos”) on August 6, 2015 and August 19, 2015, respectively (including all exhibits attached thereto), is incorporated herein by reference.

Additional Information and Where to Find It

The Offer described herein has not yet commenced. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any shares of common stock of Ikanos, nor shall there be any sale of such common stock in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a Tender Offer Statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the Offer (collectively, the “ Offer Materials”), each to be filed with the SEC by the Merger Sub and Parent. In addition, Ikanos will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Merger Sub and Ikanos expect to mail the Offer Materials and the Schedule 14D-9 to Ikanos stockholders. Investors and stockholders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the Merger Agreement when they become available because these documents will contain important information relating to the Offer and related transactions. The Offer Materials and the Schedule 14D-9 will also be available at no cost on the SEC’s web site at www.sec.gov.